RMR Industrials, Inc.

9595 Wilshire Blvd., Suite 310

Beverly Hills, CA 90212

April 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc. - Request to Withdraw Initial Request to Withdraw Registration Statement on Form S-8 (File No. 333-185046)

Ladies and Gentlemen:

RMR Industrials, Inc., a Nevada corporation (the “Company”) hereby respectfully withdraws its initial request on Form RW for an order granting withdrawal of its Registration Statement on Form S-8, File Number 333-185046, which was submitted to the Staff of the Securities and Exchange Commission (the “Commission”) on April 29, 2015.  We are requesting withdrawal of this Form RW as it was initially filed with the incorrect file number. A corrected Form RW will be filed with the Commission.

If you have any questions, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via facsimile at (916) 448-1709.

Very truly yours,

/s/ Gregory M. Dangler

Gregory M. Dangler

President

cc:	Mark C. Lee, Greenberg Traurig, LLP